FORM 6-K


                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                        REPORT OF FOREIGN PRIVATE ISSUER

                        Pursuant to Rule 13a-16 or 15d-16
                     of the Securities Exchange Act of 1934

                           For the month of June 2011

                        Commission File Number 2 - 68279

                               RICOH COMPANY, LTD.
                 -----------------------------------------------
                 (Translation of Registrant's name into English)

               13-1, Ginza 8-Chome, Chuo-ku, Tokyo 104-8222, Japan
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                    (Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.)

      Form 20-F    X      Form 40-F    __

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): __ )

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): __ )

(Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

      Yes    __      No    X

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-__ )


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                                    SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                            Ricoh Company, Ltd.
                                            ------------------------------
                                            (Registrant)

                                            By:  /S/  Zenji Miura
                                            ------------------------------
                                            Zenji Miura
                                            Chief Financial Officer,
                                            Deputy President and
                                            Representative Director



June 29, 2011


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

                                                                   June 29, 2011

To whom it may concern,

                                            Company:        RICOH COMPANY, LTD.
                                            Representative: Shiro Kondo
                                                            President and CEO
                                            Contact:        Minoru Saitoh
                                                            General Manager
                                                            PR Department
                                                            +81-3-6278-5228

           ANNOUNCEMENT REGARDING CALL FOR VOLUNTARY EARLY RETIREMENT

Please be informed that at the Group Management Committee (a decision-making body of Executive Officers) held on June 29, 2011, Ricoh Co. Ltd. decided to put out a call to personnel for voluntary early retirement as follows.

1. REASONS FOR THE PROPOSAL

Against a background of increasingly severe global competition, the Ricoh Group needs to take firm steps to improve profitability, including cutting fixed costs. Under the current midterm business plan, one of the principal initiatives is HR optimization, whereby those who would seek opportunities outside the group would be supported with an early retirement package as well as outplacement assistance when looking for a new career elsewhere.

2. OUTLINE OF CALL FOR VOLUNTARY EARLY RETIREMENT

   ----------------------------------   ---------------------------------------
   Number of personnel that may elect   Approx. 1,600 among Ricoh Co. Ltd. and
   voluntary early retirement:          Ricoh group companies in Japan
   ----------------------------------   ---------------------------------------
   Application period:                  July 1, 2011 to October 31, 2011
   ----------------------------------   ---------------------------------------
   Date of retirement:                  August 1,2011 to November 30, 2011
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3. FUTURE OUTLOOK

Expenses, such as special retirement payments, that arise from this voluntary early retirement program are projected to total approximately 23 billion yen among Ricoh Co. Ltd. and Ricoh group companies in Japan.

In addition to this program, Ricoh Group, on a global basis (including in Japan), will continue to implement measures to optimize its human resources such as by decreasing the number of personnel (through natural attrition on a global basis, including in Japan, whereby new personnel will not be hired to replenish retiring personnel and prior hiring decisions will be reexamined), undertaking internally businesses that were out-sourced to external parties and relocating personnel, such that the personnel headcount would be reduced in the aggregate by approximately 10,000 persons on a group-wide basis.

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